

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2015

Via E-mail
Mr. Shawn A. Callahan
Chief Financial Officer
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

>   **RE: Metwood, Inc.**
>   **Form 10-K for the Year Ended June 30, 2014**
>   **Filed September 30, 2014**
>   **Form 10-K/A for the Year Ended June 30, 2014**
>   **Filed April 2, 2015**
>   **File No. 0-5391**

Dear Mr. Callahan:

        We have reviewed your April 2, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2015 letter.

Form 10-K/A for the Year Ended June 30, 2014

Item 9A. Controls and Procedures, page 16

1.   We note the disclosures you provided to respond to prior comment three from our letter dated February 27, 2015 in which management has concluded that your disclosure controls and procedures are effective as of the end of the period covered by your Form 10-K/A. As defined in Rule 13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods. Since your Form 10-K did not include the disclosures required by Item 307 of Regulation S-K, it is not clear to us how you arrived at the conclusion that your disclosure controls and procedures are effective. We further note that you concluded your disclosure controls and procedures were not

effective as of September 30, 2014 and December 31, 2014, as disclosed in your respective Forms 10-Q, and that your internal control over financial reporting was not effective as of June 30, 2014, as disclosed in your Form 10-K/A. If appropriate, please amend your Form 10-K/A to indicate that your disclosure controls and procedures were not effective and include currently dated certifications that refer to your Form 10-K/A. Otherwise, please explain to us how you concluded that your disclosure controls and procedures are effective as of June 30, 2014 in light of the factors we noted above.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief